March 13, 2009

Mail Stop 4561

By U.S. Mail and facsimile to 201-339-8353

Kenneth D. Walter
Chief Financial Officer
Pamrapo Bancorp, Inc.
611 Avenue C
Bayonne, New Jersey 07002

Re: Pamrapo Bancorp, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2007
          Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
          September 30, 2008
          File No. 0-18014

Dear Mr. Walter:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Amit Pande
                        Accounting Branch Chief